January __, 2015

Krane Funds Advisors, LLC

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

RE:	Contractual Waiver

Dear Board of Trustees of KraneShares Trust:

We are writing to confirm our agreement that Krane Funds Advisors, LLC (the “Adviser”) will waive its management fee charged to the FTSE Emerging Markets Plus ETF (the “Fund”) to the extent of the amount of any Acquired Fund Fees and Expenses (“AFFE”) incurred by the Fund that are attributable to the Fund’s investment in the KraneShares Bosera MSCI China A Share ETF (“KBA”) as reflected in the Fund’s then-current Fees and Expenses table in its Prospectus. This undertaking will continue in effect for so long as the Fund invests in KBA and is entered into notwithstanding the terms of the Investment Advisory Agreement between the Adviser and KraneShares Trust, dated November 8, 2012, which provides that the Adviser is not responsible for paying AFFE incurred by the Fund.

We further agree that this agreement can only be terminated or amended upon the approval of the Fund’s Board of Trustees, except that it will automatically terminate if the Adviser’s Investment Advisory Agreement with the Fund or KBA terminates.

Very truly yours,

Krane Funds Advisors, LLC

By:	_________________________
Jonathan A. Krane
President